.

Filed by CBOE Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.

Subject Company’s Commission File No.: 333-140574

On July 12, 2007, the Chicago Board Options Exchange, Incorporated issued the following press release.

CBOE News Release

Chicago Board Options Exchange
400 S. LaSalle Street
Chicago, IL  60605

FOR IMMEDIATE RELEASE

CBOE SEAT TRADED TODAY AT A NEW HIGH OF $2.6 MILLION;
VIX Options Set New Volume Record Yesterday

CHICAGO, July 12, 2007 — The Chicago Board Options Exchange (CBOE) announced that a CBOE seat, or membership, traded for a new all-time high today.  This morning, a seat traded for a price of $2,600,000, surpassing the previous high of $2,550,000 for a CBOE seat, which was set June 5, 2007.  This was the third seat sale this week.  On Tuesday, July 10, a seat sold for $2,525,000 and on Wednesday, July 11, a seat sold for $2,550,000, which tied the previous record price.

The first sale of 2007 was at a price of $1.8 million on January 10. To date, a total of 60 CBOE seats have traded in 2007.  During 2006, the highest price paid for a CBOE seat was $1,775,000 on December 6.  The lowest price paid was $850,000 on January 30, 2006, and the last sale of the year was on December 27 for $1,750,000.  A total of 111 seats changed hands in 2006.

CBOE’s Membership Department facilitates the purchase and sale of seats using an auction method in which bids and offers from interested parties are submitted to the Exchange.  When a bid matches an offer, a sale is made.

Also, volume in options on the CBOE Volatility Index (VIX) set a record yesterday, Wednesday, July 11, as 325,577 contracts traded, which topped the previous single day high of 277,260 contracts traded on May 16, 2007.  VIX options volume during June 2007 totaled a record 2,000,936 contracts.

CBOE, the largest options marketplace in the U.S. and the creator of listed options, is regulated by the Securities and Exchange Commission (SEC). For additional information about the CBOE and its products, visit the CBOE website at: www.cboe.com.

CBOE Contacts:
Lynne Howard-Reed	Gary Compton
(312) 786-7123	(312) 786-7612
howardl@cboe.com	comptong@cboe.com

CBOE® and Chicago Board Options Exchange® are registered trademarks of Chicago Board Options Exchange, Incorporated.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the

.

 proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ website, www.CBOE.com.  In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.

# # #